

July 6, 2010

Mr. Kenneth R. Burk
Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

> **Re:** **Tutor Perini Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy on Schedule 14A**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 1-6314**

Dear Mr. Burk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 32
Impairment of Goodwill and Other Intangible Assets, page 34

1. Please address the following items related to your change in reporting units. Reference ASC 350-20.
    *   Please provide us with a specific and comprehensive discussion regarding how you initially allocated your goodwill to reporting units following your merger with Tutor-Saliba. In this regard, we note your disclosure on page 75 of your Form 10-K for the fiscal year ended December 31, 2008 that one of the reasons for the acquisition was Tutor-Saliba's expertise in civil projects. Therefore, it is unclear to us why you initially did not allocate more goodwill to your Civil reporting segment.

- Please provide us with a specific and comprehensive discussion regarding the nature of the reorganization you completed during 2009. In this regard, please tell us if there were any changes in your reporting structure. Please also discuss how you determined that greater operating efficiencies could be achieved.
- Please provide us with a detailed listing of your reporting units and the goodwill assigned to each unit upon completion of your merger with Tutor-Saliba, at December 31, 2008 and at December 31, 2009.
- Please tell us if and how there would be any changes to the impairment charge you recognized during fiscal 2008 had the analysis been performed using the reporting units that existed after your 2009 reorganization.

2. We note that your market capitalization is significantly below your book value. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have considered this in your impairment analysis.

3. Please revise future filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your goodwill and intangible assets for recoverability. If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis. In addition, please provide us with a specific and comprehensive discussion regarding how you have considered decreases in your backlog during fiscal 2009 and the first quarter of fiscal 2010 as well as decreases in your revenues during the fourth quarter of fiscal 2009 and the first quarter of fiscal 2010 in your impairment analysis. In this regard, please specifically discuss what consideration you gave to whether the decreases in the first quarter of fiscal 2010 constituted a triggering event requiring further testing.

4. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:
- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the unit.
- A description of the material assumptions that drive estimated fair value.
- A discussion of any uncertainties associated with each key assumption.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K. Please provide us with a specific and comprehensive discussion regarding your analysis of these items for the periods ended December 31, 2009, March 31, 2010 and June 30, 2010.

Exhibits 31.1 and 31.2

5. Please amend your Form 10-K to file as exhibits corrected copies of the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act. As currently filed, paragraph 1 refers to "this quarterly report on Form 10-K" and should be revised to refer to your "annual report on Form 10-K".

Definitive Proxy Material on Schedule 14A

6. We note you have not included any disclosure in response to 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

7. We note that you have historically aimed to have the target annual cash and stock based compensation for your named executive officers fall within the 50th to 75th percentile for comparable executives of your relevant competitors. In future filings, please disclose where payments actually fell within targeted parameters.

Certain Relationships and Related Party Transactions, page 27

8. Please file copies of the company's lease agreements with Mr. Tutor.

Form 10-Q for the quarterly period ended March 31, 2010

Liquidity and Capital Resources, page 24

9. We note that your credit agreement contains financial covenants. Given the importance of available funding to your business, please revise future annual and quarterly filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts required as of each reporting date. Such a presentation may allow investors to more easily assess and understand your current status and ability to meet your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief